Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our unaudited interim condensed consolidated financial statements as of June 30, 2026 and for the six months ended June 30, 2026 and 2025 and the related notes, furnished as Exhibit 99.2 to the report on Form 6-K of which this exhibit forms a part, and with our annual report on Form 20-F for the fiscal year ended December 31, 2025 filed with the U.S. Securities and Exchange Commission on May 15, 2026 (the “2025 Annual Report”). This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those described under “Item 3.D. Risk Factors” in the 2025 Annual Report.

Unless the context otherwise requires, references to “we,” “us,” “our” and the “Company” are to Fenbo Holdings Limited and its subsidiaries. Translations of Hong Kong dollars into U.S. dollars in this discussion are solely for the convenience of the reader and, unless otherwise stated, were calculated at the rate of US$1 = HK$7.8417.

Overview

Fenbo Holdings Limited is a holding company incorporated on September 30, 2022 under the laws of the Cayman Islands. The Company, through its operating subsidiaries, Fenbo Industries Limited (“FIL”), Able Industries Limited (“AIL”) and Fenbo Plastic Products Factory (Shenzhen) Limited (“FPPF”), has served as an OEM for Spectrum Brands, a global home essentials company and its sole customer, producing electrical hair styling products under the “Remington” brand, which Spectrum Brands has the right to use, which are currently sold in Europe, the United States and Latin America. The Company’s headquarters is located in Hong Kong, China.

Our business is significantly influenced by global trade volumes and macroeconomic factors, particularly trade policies between the United States and China, as a substantial portion of our revenue is derived from export shipments to the United States. Changes in tariff policies, customer ordering behavior and logistics costs have had a material impact on our operating results during the periods presented.

The following table sets forth a summary of our unaudited consolidated results of operations for the six months ended June 30, 2025 and 2026. This information should be read together with our unaudited interim condensed consolidated financial statements and related notes furnished as Exhibit 99.2 to this report on Form 6-K.

Unaudited Financial Results for the Six Months Ended June 30, 2026 and 2025

	For the six months ended June 30, 2025	For the six months ended June 30, 2026	For the six months ended June 30, 2026
	HK$’000	HK$’000	US$’000
Revenues	42,695	45,170	5,760
Cost of sales	(36,203)	(40,007)	(5,102)
Gross profit	6,492	5,163	658
Operating expenses:
Selling and marketing expenses	(685)	(715)	(91)
General and administrative expenses	(9,414)	(9,289)	(1,184)
Total operating expenses	(10,099)	(10,004)	(1,275)
Loss from operations	(3,607)	(4,841)	(617)
Other income (expenses):
Exchange gain, net	-	27	3
Interest income	25	67	9
Interest expense	(479)	(263)	(33)
Government grant	-	3	-
Other income, net	235	4	-
Total other income (expenses), net	(219)	(162)	(21)
Loss before tax expense	(3,826)	(5,003)	(638)
Income tax expense	-	-	-
Net loss	(3,826)	(5,003)	(638)
Other comprehensive income
Foreign currency translation gain, net of taxes	520	446	57

Total comprehensive loss	(3,306)	(4,557)	(581)

Loss per share attributable to ordinary shareholders
Basic and diluted (cents)	(34.59)	(45.22)	(5.77)
Weighted average number of ordinary shares used in computing net loss per share
Basic and diluted	11,062,500	11,062,500	11,062,500

Revenues

An analysis of revenue by geographical area, based on the location to which our products are shipped, is set out below.

	For the six months ended June 30, 2025	For the six months ended June 30, 2026	For the six months ended June 30, 2026
	HK$’000	HK$’000	US$’000
United Kingdom	21,033	20,977	2,675
United States	18,761	22,194	2,830
Australasia	1,481	1,275	163
New Zealand	123	-	-
Singapore	1,297	724	92

Total revenue	42,695	45,170	5,760

Revenue increased by HK$2.5 million (US$0.3 million), or 5.8%, to HK$45.2 million (US$5.8 million) for the six months ended June 30, 2026 compared to HK$42.7 million for the same period in 2025. Management believes that trade tensions between the United States and China adversely affected exports to the United States in 2025. On February 20, 2026, the U.S. Supreme Court held that the International Emergency Economic Powers Act (“IEEPA”) does not authorize the President to impose tariffs. Exports to the United States increased to HK$22.2 million (US$2.8 million) for the six months ended June 30, 2026, from HK$18.8 million for the same period in 2025.

Cost of sales

Cost of sales includes cost of raw materials (such as costs of electrical components, packaging materials, metal materials, plastic particles, and painting materials), direct labor (including wages and social security contributions), manufacturing overhead (such as consumables, depreciation, direct rental expense and utilities) and other taxes. We currently do not hedge our raw materials position, and we closely monitor raw material price trends to manage our production needs.

For the six months ended June 30, 2026, cost of sales increased to HK$40.0 million (US$5.1 million), representing an increase of 10.5% or HK$3.8 million (US$0.5 million) from HK$36.2 million (US$4.6 million) in the same period in 2025. The increase in cost of sales was in line with the increase in our revenue during the same period.

Gross profit

As a result of the foregoing, gross profit for the six months ended June 30, 2026 was HK$5.2 million (US$0.7 million), a decrease of HK$1.3 million (US$0.2 million) or 20.5% from HK$6.5 million (US$0.8 million) for the same period in 2025 as cost of sales increased at a faster rate than revenue. Our gross profit margin decreased from 15.2% to 11.4% over the same periods.

Selling and marketing expenses

Major components of selling and marketing expenses includes packaging expenses, transportation costs and custom declarations. For the six months ended June 30, 2026, selling and marketing expenses increased by HK$0.03 million (US$4,000) to HK$0.7 million (US$91,000) from HK$0.7 million (US$87,000) in the same period in 2025. The increase was mainly due to an increase in overall level of shipping of products.

General and administrative expenses

General and administrative expenses primarily consist of staff costs for our accounting and administrative support personnel and executives, depreciation, office and insurance expenses, motor vehicles and travelling expenses, stamp duty and other taxes, utility expenses, office rental and management fee, legal and professional fee and auditor’s remuneration and others. General and administrative expenses remained stable at HK$9.3 million (US$1.2 million) for the six months ended June 30, 2026, compared to HK$9.4 million for the same period in 2025, given that there were no substantial changes in the Company’s operating scale.

Loss from operations

The loss from operations increased by 34.2% or HK$1.2 million (US$0.2 million) to HK$4.8 million (US$0.6 million) for the six months ended June 30, 2026 from HK$3.6 million for the same period in 2025. The deterioration in the financial performance from operations during the six months ended June 30, 2026 was primarily due to the decrease in gross profit of HK$1.3 million (US$0.2 million) and the increase in selling and marketing expenses of HK$0.03 million (US$4,000), partially offset by the decrease in general and administrative expenses of HK$0.1 million (US$16,000) during the six months ended June 30, 2026.

Total other income (expenses), net

Total other income (expenses), net includes exchange gain and loss, sundry income, government grant, bank interest income and bank loan interest expense. For the six months ended June 30, 2026, we recorded other expenses, net of HK$0.2 million (US$21,000), compared to other expenses, net of HK$0.2 million in the same period in 2025. The change was mainly due to a decrease in interest expenses and an increase in interest income, partially offset by a decrease in other income, net, recognized during the six months ended June 30, 2026.

Net loss

The net loss increased by 30.8% or HK$1.2 million (US$0.2 million) from HK$3.8 million for the six months ended June 30, 2025 to HK$5.0 million (US$0.6 million) for the six months ended June 30, 2026. The increase in the net loss was mainly attributable to the cumulative effect of the reasons set out above.

Liquidity and Capital Resources

For the Six Months Ended June 30, 2026 and 2025

The Company financed its daily operations and business development through cash generated from the operations of AIL, FIL, and FPPF and other sources. As of June 30, 2026 and December 31, 2025, its cash balance was HK$16.4 million (US$2.1 million) and HK$19.0 million, respectively.

The following table sets forth a summary of its cash flows for the periods indicated:

	For the six months ended June 30,
	2025	2026	2026
	HK$’000	HK$’000	US$’000
Net cash (used in) provided by operating activities	3,279	(7,762)	(990)
Net cash used in investing activities	(47)	(384)	(49)
Net cash provided by (used in) financing activities	(2,676)	5,069	646

The following summarizes the key components of our cash flows for the six months ended June 30, 2026 and 2025:

Cash (used in) provided by operating activities

For the six months ended June 30, 2026, net cash used in operating activities of HK$7.8 million (US$1.0 million) was primarily the result of the net loss of HK$5.0 million (US$0.6 million) as adjusted for non-cash items and change in operating assets and liabilities. Adjustments for non-cash items consisted of depreciation of property and equipment of HK$0.1 million (US$19,000). The net cash outflow from changes in operating assets and liabilities mainly included an increase in accounts receivable of HK$2.7 million (US$0.3 million), an increase in inventories of HK$0.5 million (US$63,000), and a decrease in other payables and accrued liabilities of HK$59,000 (US$8,000), partially offset by a decrease in prepaid expenses and other current assets of HK$69,000 (US$9,000) and an increase in accounts payable of HK$0.2 million (US$29,000).

For the six months ended June 30, 2025, net cash provided by operating activities of HK$3.3 million (US$0.4 million) was primarily the result of the net loss of HK$3.8 million (US$0.5 million) as adjusted for non-cash items and change in operating assets and liabilities. Adjustments for non-cash items consisted of depreciation of property and equipment of HK$0.3 million (US$34,000). The net cash inflow from changes in operating assets and liabilities mainly included a decrease in accounts receivable of HK$7.1 million (US$0.9 million), a decrease in inventories of HK$2.0 million (US$0.3 million), and a decrease in prepaid expenses and other current assets of HK$0.2 million (US$31,000), partially offset by a decrease in account payables of HK$1.8 million (US$0.2 million) and a decrease in other payables and accrued liabilities of HK$0.7 million.

Cash used in investing activities

For the six months ended June 30, 2026, net cash used in investing activities was HK$0.4 million (US$49,000) for the purchase of property, plant, and equipment.

For the six months ended June 30, 2025, net cash used in investing activities was HK$47,000 (US$6,000) for the purchase of property, plant, and equipment.

Cash provided by (used in) financing activities

For the six months ended June 30, 2026, net cash provided by financing activities of HK$5.1 million (US$0.6 million) was mainly due to proceeds from bank loans of HK$8.0 million (US$1.0 million) and advances from related parties of HK$69,000 (US$9,000), partially offset by the repayment of a bank loan of HK$3.0 million (US$0.4 million).

For the six months ended June 30, 2025, net cash used in financing activities of HK$2.7 million (US$0.3 million) was mainly due to the advances to related parties of HK$2.7 million (US$0.3 million).

As of June 30, 2026, the Company had cash and cash equivalents of HK$16.4 million (US$2.1 million), working capital of HK$22.1 million (US$2.8 million) and accounts receivable of HK$29.4 million (US$3.8 million). Subsequent to June 30, 2026, the Company repaid bank loans of HK$5.0 million and HK$3.0 million on September 4, 2026 and September 25, 2026, respectively, in accordance with the repayment schedule agreed with the lender. Management is actively managing its outstanding accounts receivable and accounts payable and, based on the Company’s cash on hand, expected collections from its customer and available sources of financing, believes that the Company has sufficient liquidity to fund its operations for at least the twelve months following the date these unaudited interim condensed consolidated financial statements are issued.

Bank borrowings

As of June 30, 2026, the Company had outstanding bank loans of HK$8.0 million (US$1.0 million) from Bank of China (Hong Kong) Limited, compared with a revolving bank loan of HK$3.0 million as of December 31, 2025. The loan outstanding as of December 31, 2025 carried an interest of 2.25% below Hong Kong dollar prime rate and was collateralized by a Hong Kong property jointly owned by Mr. Li Kin Shing (“Mr. Li”) and his spouse and a personal guarantee from Mr. Li. If such personal guarantee were to be withdrawn and no alternative credit support were obtained, the lender may require the Company to provide substitute collateral, amend the loan terms or repay the loan, which could affect the Company’s liquidity. The Company repaid that loan of HK$3.0 million on February 27, 2026 and drew down new loans of HK$5.0 million and HK$3.0 million on March 4, 2026 and March 25, 2026, respectively. These loans carried an interest of 1.5% below Hong Kong dollar prime rate and were repaid on September 4, 2026 and September 25, 2026, respectively, in accordance with the repayment schedule agreed with the bank.

Capital Expenditures

The Company had capital expenditures of HK$0.4 million (US$49,000) and HK$47,000 (US$6,000) for the six months ended June 30, 2026 and 2025, respectively. Our capital expenditures were mainly for office equipment. Management intends to fund future capital expenditures from working capital, bank borrowings, lease financing and other financings. The Company will continue to make capital expenditures as appropriate to support its business growth.

Off-Balance Sheet Arrangements

As of June 30, 2026, the Company had no off-balance sheet arrangements, including arrangements that would affect its liquidity, capital resources, market risk support, and credit risk support or other benefits.

Critical Accounting Policies, Judgments and Estimates

Basis of Presentation

The consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States of America (“US GAAP”). Accordingly, these statements should be read in conjunction with the Company’s financial statements and note thereto as of and for the fiscal years ended December 31, 2025, 2024 and 2023 and six months period ended June 30, 2025.

Principle of consolidation

The consolidated financial statements include the financial statements of the Company and its subsidiaries. All inter- company transactions, if any, and balances due to, due from, long-term investment subsidiary, and registered paid in capital have been eliminated upon consolidation.

Business combinations and noncontrolling interests

The Company accounts for its business combinations using the acquisition method of accounting in accordance with Accounting Standards Codification (“ASC”) 805 “Business Combinations.” The cost of an acquisition is measured as the aggregate of the acquisition date fair value of the assets transferred to the sellers, liabilities incurred by the Company and equity instruments issued by the Company. Transaction costs directly attributable to the acquisition are expensed as incurred. Identifiable assets acquired and liabilities assumed are measured separately at their fair values as of the acquisition date, irrespective of the extent of any noncontrolling interests. The excess of (i) the total costs of acquisition, fair value of the noncontrolling interests and acquisition date fair value of any previously held equity interest in the acquiree over (ii) the acquisition date amounts of the identifiable net assets of the acquiree is recorded as goodwill. If the cost of acquisition is less than the acquisition date amounts of the net assets of the subsidiary acquired, the difference is recognized directly in the consolidated income statements. During the measurement period, which can be up to one year from the acquisition date, the Company may record adjustments to the assets acquired and liabilities assumed with the corresponding offset to goodwill. Subsequent to the conclusion of the measurement period or final determination of the values of assets acquired or liabilities assumed, whichever comes first, any further adjustments are recorded in the consolidated income statements.

For the Company’s non-wholly owned subsidiaries, a noncontrolling interest is recognized to reflect the portion of equity that is not attributable, directly, or indirectly, to the Company.

Use of Estimates and Assumptions

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s consolidated financial statements include the useful lives of property and equipment, the imputed interest rate of leases, impairment of long-lived assets, allowance for doubtful accounts, provision for contingent liabilities, revenue recognition, deferred taxes and uncertain tax position. Actual results could differ from these estimates.

Revenue Recognition

The Company elected to adopt Accounting Standards Codification (ASC) Topic 606, Revenue from Contracts with Customers (ASC 606), effective as of October 1, 2019. Accordingly, the consolidated financial statements for the years ended December 31, 2025, and 2024 are presented under ASC 606. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Company’s revenues are generated from the production and sales of premium personal care electric appliances (principally electrical hair styling products such as straighteners, curlers, trimmers, etc.) and toy products. This performance obligation is satisfied at a point of time and recognized in revenue upon the transfer of control of the goods to the customers. Interest income from banks is recognized when received.

Cost of Revenues

The cost of revenue primarily consists of the cost of raw materials, direct labor costs and factory overhead.

Value-Added Taxes (“VAT”)

The Hong Kong operations are not subject to the value-added tax. For the PRC operations, the PRC export revenue is not subject to VAT. VAT are charged for purchase of materials at 13% of which 13% is refundable. Revenues are presented net of applicable VAT.

Income Taxes

The Company accounts for income taxes in accordance with the laws of the relevant tax authorities. The charge for taxation is based on the results for the fiscal year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted by the balance sheet date.

Deferred taxes are accounted for using the asset and liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the consolidated financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences. Deferred tax assets are recognized to the extent that it is probable that taxable profit will be available against which deductible temporary differences can be utilized. Deferred tax is calculated using tax rates that are expected to apply to the period when the asset is realized, or the liability is settled. Deferred tax is charged or credited in the income statement, except when it is related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Current income taxes are provided for in accordance with the laws of the relevant taxing authorities.

An uncertain tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. No penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred.

Recent Accounting Pronouncements

In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (DISE), which requires new disclosures to disaggregate prescribed natural expenses underlying any income statement caption. This ASU is effective for annual periods in fiscal years beginning after December 15, 2026, and interim periods within annual reporting periods beginning after December 15, 2027. Early adoption is permitted. The ASU applies on a prospective basis for periods beginning after the effective date. However, retrospective application to any or all prior periods presented is permitted. The Company is currently evaluating the impact of adoption of this standard on its consolidated financial statements.

In July 2025, the FASB issued ASU 2025-05, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses for Accounts Receivable and Contract Assets, which provides a practical expedient in estimating credit losses for current accounts receivables and current contract assets arising from transactions accounted for under Topic 606 that assumes that current conditions as of the balance sheet date do not change for the remaining life of the asset. The amendments in ASU 2025-05 are effective for fiscal years beginning after December 15, 2025, and interim reporting periods within those annual reporting periods. This ASU did not have any material effect on the Company’s financial statements in the current period.